UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)

LOUD Technologies Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

545731101

(CUSIP Number)

Marc J. Leder

Rodger R. Krouse

Sun Capital Partners, LLC

5200 Town Center Circle, Suite 470

Boca Raton, Florida 33486

(561) 394-0550

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

-with a copy to-

Douglas C. Gessner, P.C.

Carol Anne Huff

Kirkland & Ellis LLP

200 East Randolph Drive

Chicago, IL  60601

(312) 861-2000

November 3, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 545731101

1	Name of Reporting Persons I.R.S. Identification Nos. of above Persons (Entities Only) Sun Mackie, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,326,384 (See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,198,128 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,326,384 (See Item 5)

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 82.1%

14	Type of Reporting Person (See Instructions) OO (limited liability company)

SCHEDULE 13D

CUSIP No. 545731101

1	Name of Reporting Persons I.R.S. Identification Nos. of above Persons (Entities Only) Sun Capital Partners II, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,326,384 (See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,198,128 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,326,384 (See Item 5)

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 82.1%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 545731101

1	Name of Reporting Persons I.R.S. Identification Nos. of above Persons (Entities Only) Sun Capital Partners, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,326,384 (See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,198,128 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,326,384 (See Item 5)

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 82.1%

14	Type of Reporting Person (See Instructions) OO (limited liability company)

SCHEDULE 13D

CUSIP No. 545731101

1	Name of Reporting Persons I.R.S. Identification Nos. of above Persons (Entities Only) Sun Capital Partners III, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,326,384 (See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,198,128 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,326,384 (See Item 5)

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 82.1%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 545731101

1	Name of Reporting Persons I.R.S. Identification Nos. of above Persons (Entities Only) Sun Capital Partners III QP, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,326,384 (See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,198,128 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,326,384 (See Item 5)

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 82.1%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 545731101

1	Name of Reporting Persons I.R.S. Identification Nos. of above Persons (Entities Only) Sun Capital Advisors III, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8	Shared Voting Power 5,326,384 (See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,198,128 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,326,384 (See Item 5)

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 82.1%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 545731101

1	Name of Reporting Persons I.R.S. Identification Nos. of above Persons (Entities Only) Sun Capital Partners III, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,326,384 (See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,198,128 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,326,384 (See Item 5)

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 82.1%

14	Type of Reporting Person (See Instructions) OO (limited liability company)

SCHEDULE 13D

CUSIP No. 545731101

1	Name of Reporting Persons I.R.S. Identification Nos. of above Persons (Entities Only) Marc J. Leder

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,326,384 (See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,198,128 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,326,384 (See Item 5)

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 82.1%

14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 545731101

1	Name of Reporting Persons I.R.S. Identification Nos. of above Persons (Entities Only) Rodger R. Krouse

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,326,384 (See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,198,128 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,326,384 (See Item 5)

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 82.1%

14	Type of Reporting Person (See Instructions) IN

This Amendment No. 6 amends the Statement on Schedule 13D and Amendments Nos. 1, 2, 3, 4 and 5 thereto (the “Schedule 13D”) previously filed by Sun Mackie, LLC (“Sun Mackie”), Sun Capital Partners II, L.P. (“Sun Partners II LP”), Sun Capital Advisors II, L.P. (“Sun Advisors II”), Sun Capital Partners, LLC (“Sun Partners LLC”), Sun Capital Partners III, L.P. (“Sun Partners III LP”), Sun Capital Partners III QP, L.P. (“Sun Partners III QP LP”), Sun Capital Advisors II, L.P. (“Sun Advisors III”), Sun Capital Partners III, LLC (“Sun Partners III LLC”), Marc J. Leder (“Leder”) and Rodger R. Krouse (“Krouse”) (collectively, the “Reporting Persons”) with respect to the common stock (the “Common Stock”) of LOUD Technologies Inc. (the “Issuer”) as follows:

Item 1.	Security and Issuer.
The response set forth in Item 1 of the Schedule 13D is hereby incorporated by reference.

Item 2.	Identity and Background.
The response set forth in Item 2 of the Schedule 13D is hereby incorporated by reference.

Item 3.	Source and Amount of Funds or Other Consideration.
The response set forth in Item 3 of the Schedule 13D is hereby incorporated by reference.

Item 4.	Purpose of Transaction.
The response set forth in Item 4 is hereby amended and supplemented by adding the following:

On November 3, 2008, Sun Mackie submitted a proposal to acquire all of the outstanding shares of the Issuer’s Common Stock not currently held by Sun Mackie for a cash purchase price of $1.45 per share, as set forth in a letter submitted by Sun Mackie to the Issuer’s Board of Directors, a copy of which is attached hereto as Exhibit K and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.
The response set forth in Item 5 of the Schedule 13D is hereby incorporated by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The response set forth in Item 6 of the Schedule 13D is hereby incorporated by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A                            Additional Information required by Item 2 of Schedule 13D*

Exhibit B                              Joint Filing Agreement, dated February 21, 2003, by and among each of the Reporting Persons*

Exhibit C                              Post-Closing Funding Agreement, dated February 21, 2003*

Exhibit D                             Stockholders Agreement, dated February 21, 2003*

Exhibit E                               Registration Agreement, dated February 21, 2003*

Exhibit F                               Securities Purchase Agreement, dated March 31, 2003**

Exhibit G                              Stock Purchase Warrant, dated March 31, 2003**

Exhibit H                             Exchange Agreement, dated August 3, 2004***

Exhibit I                                  Convertible Senior Subordinated Secured Promissory Note, dated March 18, 2008 ****

Exhibit J                                 Security Agreement, dated March 18, 2008*****

Exhibit K                             Proposal Letter from Sun Mackie to the Issuer’s Board of Directors, dated November 3, 2008

*Previously filed as an exhibit to Schedule 13D filed by the Reporting Persons on February 27, 2003.

**Previously filed as an exhibit to Amendment No. 1 to Schedule 13D filed by the Reporting Persons on April 4, 2003.

***Previously filed as an exhibit to Amendment No. 2 to Schedule 13D filed by the Reporting Persons on August 4, 2004.

****Previously filed as an exhibit to Amendment No. 4 to Schedule 13D filed by the Reporting Persons on March 26, 2008.

***** Incorporated by reference to exhibit 10.2 of the Current Report on Form 8-K filed by the Issuer on March 20, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2008	Sun Mackie, LLC

	By :	/s/ Michael McConvery
	Name :	Michael McConvery
	Title :	Attorney-in-Fact

Sun Capital Partners II, L.P.

	By :	/s/ Michael McConvery
	Name :	Michael McConvery
	Title :	Attorney-in-Fact

Sun Capital Advisors II, LP

	By :	/s/ Michael McConvery
	Name :	Michael McConvery
	Title :	Attorney-in-Fact

Sun Capital Partners, LLC

	By :	/s/ Michael McConvery
	Name :	Michael McConvery
	Title :	Attorney-in-Fact

Sun Capital Partners III, LP

	By :	/s/ Michael McConvery
	Name :	Michael McConvery
	Title :	Attorney-in-Fact

Sun Capital Partners III QP, LP

	By :	/s/ Michael McConvery
	Name :	Michael McConvery
	Title :	Attorney-in-Fact

Sun Capital Advisors III, LP

	By :	/s/ Michael McConvery
	Name :	Michael McConvery
	Title :	Attorney-in-Fact

Sun Capital Partners III, LLC

	By :	/s/ Michael McConvery
	Name :	Michael McConvery
	Title :	Attorney-in-Fact

/s/ Michael McConvery
By	Michael McConvery, as Attorney-in-Fact for
Rodger R. Krouse

/s/ Michael McConvery
By	Michael McConvery, as Attorney-in-Fact for
Marc J. Leder